INVEST IN **TOP BINS**

Soccer facility near Nashville. For both recreation and state-of-the-art training.



topbins.soccer   Nashville, TN

B2C   Brick & Mortar   Sports

Highlights

1. Top Bins brings elite soccer equipment to the general public in a fun, gamified environment.

2. Best in class equipment used by Messi, Ronaldo, Rooney, Barcelona, Man City, Juventus, USMNT etc.

3. Indoor facility providing serious training & recreational fun; think Soccer's Top Golf or Urban Air.

4. Top Bins has $105k committed outside Wefunder in first 30 days.

5. Youth Sports is a $20 billion industry in the US.

6. More than 40,000 registered soccer players within 45 minutes of planned site for Top Bins.

7 Copa America and World Cup 2026 will only increase interest in soccer exponentially.

Our Founder



Christopher Woods Founder and C.E.O.

Entertainment manager/attorney with more than 20 years experience. Clients amassed over 2 billion streams + multiple awards. Licensed grassroots coach. Soccer Director for recreational youth sports in America's 10th fastest growing city.

Pitch


TOP BINS
TM
2023

top bin, *n.*

Pronunciation: Brit. /ˌtɒp ˈbɪn/, U.S. /ˌtɑp ˈbɪn/
Origin: Formed within English, by compounding. **Etymons:** TOP *adj.*, BIN *n.*
Etymology: < TOP *adj.* + BIN *n.*... (Show More)

Association Football (*British colloquial*).

Either of the top corners of the goal; (also) a goal scored by kicking the ball into either of the top corners.

Top Bins brings state-of-the-art soccer equipment used by leading professional clubs around the world such as FC Barcelona, AC Milan, Manchester City and the US National team to Middle Tennessee.

In a purpose-built indoor arena, Top Bins houses elite-level equipment in separate zones to bring the fun and excitement of soccer to all ages and abilities.

From a unique and exciting birthday party, to a regular high-energy data-driven training schedule for professional teams, Top Bins is soccer for everybody, all ages, all abilities, all weather.



EXECUTIVE SUMMARY
THE FACILITY
MARKET ANALYSIS
FINANCIALS
TEAM
WHY INVEST?

Top Bins
Since 2023
HIGHLIGHTS - THE PROJECT
• The plan is to open a 15-20k sq foot indoor soccer training facility
• The venue will include some of the best equipment in the world used by some of Europe's top teams
• The culture will be open to all ages and all abilities - from first time child to professional player.
• Think Top Golf, gamified arcade style fun but exceptional skill development at the same time
• On-site food and beverage plans will make this a go to location for the soccer community

Top Bins
Since 2023
HIGHLIGHTS - THE INVESTMENT
• Return on Wefunder investment = 15% per annum of original sum invested until capital repaid
• 2 year profit share (pro rata share of 5%) post capital return
• Projected revenue of $2m in Year 1
• Revenue generated from Memberships, Walk-Ins, 5-a-side leagues, Toddler programs, Birthday Parties as well as Sponsorships, Merchandise and Food & Beverage.
• 100% of net profit will go towards repayment of investment in Years 2 and 3
• Exclusive Wefunder investment perks available (e.g. merchandise, private use of facilities, camps and exclusive tours of the facility).

Future projections are not guaranteed.





EXECUTIVE SUMMARY
THE FACILITY
MARKET ANALYSIS
FINANCIALS
TEAM
WHY INVEST?

Top Bins
LOCATION
Since 2023


Along the
I-65 Corridor:
• Brentwood
• Franklin
• Cool Springs
• Thompson Station
• Spring Hill


POTENTIAL LAYOUT
Ground Floor
TOP BINS
Upper Floor
Restaurant / Bar Seating
Kitchen


TOP BINS
EQUIPMENT
State of the art equipment used by elite professional soccer clubs around the world

Distinctive Zones

Split in multiple separate zones Top Bins offers unique experiences for enjoyment, development and refinement for all ages and skill levels.

(1) Control

Equipment focusing on rapid controlled touches on the ball, passing and awareness.

(2) Speed

Push your body to peak speed with the Dash, Dribble and Hike lanes.

(3) Reaction

Reactions are key as sports meets neuroscience.

(4) Play

Test everything you have learnt and more out on our multiple full size 5-a-side pitches including a chance to experience our center piece smart pitch as you aim for Top Bins.



TOP BINS
THE SMART PITCH

The center-piece of the facility is a state-of-the-art smart pitch with two precision wall goals

Accommodating up to 10 players at a time, the Precision Wall helps players develop their attacking attributes, like shooting accuracy, first-touch, and teamwork.

Working individually or in teams, players can access a range of drills designed to replicate the pressure of real match situations.

The Precision Wall is great for practicing set pieces, and can even simulate the dive of a professional goalkeeper.

—

Other ideas for zones include a *Recovery Zone* with recovery and rehabilitation equipment or a *Cognitive Zone* using various VR headset software to increase player's mental abilities and game intelligence.

Capturing Players' Data

We all know that "Data is King" these days and Top Bins equipment takes your playing data to a whole other level. From tracking high scores for the casual user data to capturing performance-enhancing data for elite-level professional athletes, Top Bins captures your performances and your growth.

For teams and elite athletes our data hub makes it easy for coaches to spot problem areas, suggest appropriate training, and track improvements over time.

For the more casual user our app introduces a fresh, competitive element to training, boosting player engagement, and sharpening their hunger to improve.

A player receives a score at the end of each drill based on their performance, which is then added to their profile. Players compete with themselves and each other via leaderboards, and can even measure their scores against top pros.





Soccer means opportunity

(1) Global

Soccer is the world's most played and watched sport. The World Cup attracts more than 5 billion viewers and there are an estimated 275 MILLION players worldwide .

(2) Inclusive

Soccer is a gender inclusive sport with top tier to grass roots participation from both men and women.

(3) Diverse

FIFA (the world's governing body) has 209 member nations. For context the UN has 193. Soccer is played in every corner of the earth by every ethnicity, race or religion on the planet.

(4) World Cup 2026

With the game's biggest competition heading to the USA in 2026, popularity and thus participation is only growing.

Soccer is the Future of U.S. Sport

(1) Major League Soccer Growth

- APPLE TV broadcast deal for MLS rights was $2.5 BILLION minimum over 10 years. (**SBJ**)

- Attendance in MLS up 25% since the 2019 season. (**Wikipedia**)

- Youngest professional sports fan base in North America at

39.6 years. (**SBJ**)

(2) Fastest Growing Sport

- 52% of US Adults consider themselves a soccer fan (Gallup poll 2019).

- High School soccer participation grew by 32% from 2002 to 2019 (compared to 6% for baseball, 7% for hockey, negative 6% for basketball, and negative 2% for football). (**Telemundo**)

(3) World Cup 2026

- 5.5 Million fans predicted to attend the World Cup in US/Mexico/Canada. (**BBC**)

- More than $5 BILLION in economic activity. (**US Soccer**)

- $450+million economic activity PER HOST CITY. (**US Soccer**)

- Participation levels expected to skyrocket.

(4) The Messi Factor! Day One!

- Inter Miami + Instagram followers rocketed from 3 to 26 million after Messi joined the team. (**Fortune**)

- Ticket price for Messi's US debut jumped up to $110,000 per ticket. (**CNN**)

- Charlotte / Chicago each sold +10,000 tickets within hours. (**BCC**)

Nashville Sports

One of the fastest growing cities in US Sport for participation, viewership & economic impact.



- Nashville's 2019 NFL Draft is widely considered the most successful draft in NFL history drawing a record crowd of 600,000 and a record 47.5 million in television viewership.

(Tennessean)

- Best Sports City in the country for 2019 by Street & Smith's Sports Business Journal.
- Nashville Sports Council generates $1 billion in economic impact for Nashville since its inception in 1992.
- 2021-22 - yearly economic impact of $93,534,760, for a total of $1,128,007,516, according to data generated by the Nashville Sports Council's Scorecard report.
- 30,000 runners at the Rock and Roll Marathon annually.
- Music City Grand Prix sees 100k + Indycar Fans on the streets of Nashville.



Williamson County, Tennessee

- 7th wealthiest county in the nation.
- 6th largest county in Tennessee.
- 2.8 people per household.



Williamson County Growth Statistics
Growth Rate Last 15 Years
State of Tennessee grew overall 16%
Williamson County exceeded a 65% growth rate
Number of People Moving to Williamson County
1992 Household growth of
754
2016 Household growth of
2,028
Growth Rate of School-Age Children
State of Tennessee saw an overall growth of 20%
Williamson County
More than all other counties, Williamson County continues to attract people who are looking for both economic opportunities and quality of life.



grew by
139%

Local Youth Soccer Market



LOCAL SOCCER MARKET
Tennessee State Soccer Association alone has more than 60,000 registered members.
About 2/3 of those members are within roughly 45 minutes of Spring Hill, TN.
• 15,000 in Nashville Metropolitan area (including Davidson and Williamson Counties).
• 15,000 in the Middle District (Davidson Couty to Clarksville.
• 12,000 in the Central Williamson and Rutherford toward Chapel Hill is about 12,000.
As serving directors of local recreation leagues as well as being a certified Referee Assignor for multiple organisations including the largest rec program in the state our founders bring immediate and direct access to a player pool of more than 3,000 players already enrolled in their recreational programs in the area and relationships with more than 300 coaches
SPRING HILL HAWKS
NOLENSVILLE SOCCER CLUB
WILLIAMSON COUNTY SOCCER ASSOCIATION
N.U.S.A.
NASHVILLE S.C.
T.S.C.
ARIS F.C.
I-9 SPORTS
COLUMBIA SOCCER ASSOCIATION

Tennessee State Soccer Association alone has more than 60,000 registered members.

About 2/3 of those members are within roughly 30 minutes of Cool Springs, TN.

- 15,000 in Nashville Metropolitan area (including Davidson and Williamson Counties).
- 15,000 in the Middle District (Davidson County to Clarksville).
- 12,000 in the Central Williamson and Rutherford toward Chapel Hill is about 12,000.

In addition to strong relationships with local travel programs as serving directors of our respective local recreation leagues we bring immediate and direct access to a player pool of more than 3,000 players already enrolled in their recreational programs in the area and relationships with more than 300 coaches.

Add in a great relationship with the local MLS club -- **Nashville SC** -- and you'll see the access and opportunities for all players from amateur to elite professionals is vast.

Comparable Businesses: Topgolf

Topgolf is a technology-enabled golf company that operates at the intersection between socializing and sports.

The Topgolf experience revolves around their climate-controlled bays where you tee off and aim for outfield targets, and there is also music, food, and drink. They also offer event catering packages perfect for birthday parties, company events,

and fundraisers.

In their 2021 fourth quarter earnings release, Callaway reports that Topgolf brought in $1,087,671,000 in revenue. Notably, it is a profitable segment of Callaway's business, earning $58,225,000 in operating income.



Comparable Businesses: Urban Air

Urban Air Adventure Parks is a nationwide chain of indoor trampoline and adventure parks. Founded in 2010, Urban Air has multiple locations across the United States. Urban Air offers a variety of activities for all ages, including dodgeball, basketball, rock climbing, zip lining, and more. The parks also feature arcade games, café areas, and party rooms for birthday celebrations

Dallas-based Urban Air grew systemwide sales by nearly 293 percent over three years, to $216 million in 2019. Units grew to 120 over the same period, putting the brand no. 2 on the Franchise Times Fast & Serious list.



315+	$2,848,839	28%	0
Parks Open or Under Development	Average Park Volume*	Average EBITDA*	SBA Loan Defaults





Competition

Top Bins would compete for attention in the sports and recreation space.

While there may be little if any direct competition, Top Bins would need to compete with other activities for parents and adults time attention and resources.

In order to do this Top Bins would rely heavily on its unique experience - providing not only an insight into global soccer culture but an exciting and competitive arcade environment utilizing technology to improve health and skills.

The beauty of Top Bins is we see ourselves as a value add service to the entire soccer competition and not a competitor to any of them. If you are a travel program come and put your teams through the equipment and analyze their data - it is good enough for FC Barcelona.... If you are a rec team come and get some extra practice in or just keep playing in those cold winter months.


CAMPS
1
SUMMER / WINTER CAMPS PROVIDE SOME LEVEL OF COMPETITION ALTHOUGH THESE ARE (A) TEMPORARY AND (B) WITHOUT THE USP OF THE TOP BIN EXPERIENCE
REC LEAGUES
2
THERE ARE A NUMBER OF REC LEAGUES FOR YOUTH IN THE SURROUNDING AREA - RATHER THAN PROVIDE COMPETITION WE SEE TOP BINS AS A VALUE ADD TO THESE ALLOWING PLAYERS TO GROW AND IMPROVE THEIR LOVE OF THE GAME AND ABILITY
INDOOR ACTIVITY CENTERS
3
INDOOR ACTIVITY PARKS OFFER SOME COMPETITION E.G. URBAN AIR, SKY ZONE, ETC ALTHOUGH NONE OF THESE OFFER THE SPORT SPECIFIC ASPECT TOP BINS OFFERS
5-A-SIDE LEAGUES
4
THERE ARE OTHER 5-A-SIDE INDOOR YOUTH AND ADULT LEAGUES HOWEVER NONE WOULD OFFER ACCESS TO THE SMART PITCH AND OTHER TOP BINS TECHNOLOGY AND THE MARKET IS STRONG ENOUGH TO PROVIDE THE LIMITED NUMBERS REQUIRED EVERY TWO MONTHS



EXECUTIVE SUMMARY | THE FACILITY | MARKET ANALYSIS | FINANCIALS | TEAM | WHY INVEST?

Revenue Projections

Our major revenue streams are outlined below with Monthly memberships provisionally ranging from $50 to $200 per month.

Total revenue builds up to $5,000K per year by Year Five.

	Year 1	Year 2	Year 3	Year 4	Year 5
Memberships	$441K	$856K	$1,075K	$1,119K	$1,164K
Walk-ins	$234K	$338K	$425K	$442K	$460K
Trainings	$245K	$475K	$597K	$622K	$622K
5-a-side Leagues	$163K	$179K	$179K	$179K	$179K
Birthday Parties	$62K	$90K	$90K	$92K	$92K
Junior Shooters	$97K	$132K	$138K	$143K	$143K
Sponsorships	$362K	$480K	$480K	$480K	$480K
Food and Beverage	$247K	$428K	$610K	$869K	$1,239K
Merchandise	$123K	$214K	$305K	$435K	$620K
Total Revenue	**$1,974K**	**$3,192K**	**$3,898K**	**$4,381K**	**$5,000K**

Future projections are not guaranteed.

Cost Estimates

Our major costs are outlined below.

	Year 1	Year 2	Year 3	Year 4	Year 5
COGS -- F&B	$123K	$214K	$305K	$435K	$620K
COGS -- Merch	$62K	$107K	$152K	$217K	$310K
COGS -- Credit Card fees	$59K	$96K	$117K	$131K	$150K
Total COGS	**$244K**	**$416K**	**$574K**	**$783K**	**$1,080K**
Equipment financing	$0K	$56K	$56K	$56K	$56K
Maintenance	$30K	$30K	$30K	$30K	$30K
Rent	$330K	$330K	$330K	$330K	$330K
Admin	$67K	$80K	$80K	$80K	$80K
Payroll	$309K	$309K	$309K	$309K	$309K
Marketing	$99K	$160K	$195K	$219K	$250K
Depreciation	$110K	$110K	$110K	$110K	$110K
Total Operating Costs	**$945K**	**$1,074K**	**$1,110K**	**$1,134K**	**$1,165K**

Future projections are not guaranteed.

When can I expect to see a profit?

Putting these together, our profit and loss projections for our first five years of operation are below:

	Year 1	Year 2	Year 3	Year 4	Year 5

Total Revenue	$1,974K	$3,192K	$3,898K	$4,381K	$5,000K
Total COGS	$244K	$416K	$574K	$783K	$1,080K
Gross Profit	$1,730K	$2,776K	$3,324K	$3,597K	$3,920K
Total Operating Costs	$945K	$1,074K	$1,110K	$1,134K	$1,165K
EBIT	$785K	$1,701K	$2,215K	$2,464K	$2,755K
Taxes @ 25%	$215K	$425K	$554K	$616K	$689K
Net Profits	$570K	$1,276K	$1,661K	$1,848K	$2,067K

Future projections are not guaranteed.

We will pay investors 100% of our net profits, of the principal and accruing interest (15% of the original principal per year), until they have been repaid. And then we will pay investors 5% of net profits for the next 2 years.

So based on our financial projections, this is how investors might expect to be paid out (see the yellow rows at the bottom of the table below). i.e. Repaid principal and interest after two years. And then 5% of net profits in Years Three and Four.

	Year 1	Year 2	Year 3	Year 4	Year 5
Total Revenue	$1,974K	$3,192K	$3,898K	$4,381K	$5,000K
Total COGS	$244K	$416K	$574K	$783K	$1,080K
Gross Profit	$1,730K	$2,776K	$3,324K	$3,597K	$3,920K
Total Operating Costs	$945K	$1,074K	$1,110K	$1,134K	$1,165K
EBIT	$785K	$1,701K	$2,215K	$2,464K	$2,755K
Taxes @ 25%	$215K	$425K	$554K	$616K	$689K
Net Profits	$570K	$1,276K	$1,661K	$1,848K	$2,067K
Payments to Investors	$570K	$730K	$83K	$92K	$0K
Cumulative Payments	$570K	$1,300K	$1,383K	$1,475K	$1,475K

Note: future projections are not guaranteed.



Christopher Woods, Founder & C.E.O.

Chris Woods is a seasoned talent manager and attorney with a wealth of experience from over two decades working in the entertainment industry on both sides of the Atlantic.

He has an LLB Law Degree with Honors from Brunel University London and a post graduate diploma in legal practice from the College of Law, London. He has been admitted to the Roll of

Solicitors for England & Wales since 2004 and the New York State Bar since since 2005.

His clients have achieved over one billion streams, countless awards including three Grammy nominations, and more than 26 platinum records. He also built and run a state-of-the-art recording studio in Los Angeles, CA that has been used by A-list recording artists and major record labels alike.

He has always had a passion for soccer and in 2021 took on a volunteer role as the Soccer Director for Spring Hill Sports, a youth sports organization in America's 10th fastest growing city.



For me the simple answer to the question "Why should I invest in Top Bins" is summed up in one word.... Joy. The joy of the *beautiful game* is one of life's purest emotions. Now, ok I'm biased, I LOVE soccer! I have unlimited memories from a lifetime of highs as a United fan and lows as a more reluctant England supporter (don't say penalties!). Nonetheless, watching a child's face as he or she scores their first goal or the supportive fist bumps to a young goalkeeper after making a save is quite simply one of life's enjoyable experiences. Our goal at Top Bins is to spread the game...far and wide.... we want people to experience Soccer in a way that catches their hearts whether they have any desire of playing to a high standard or not.

We know that in these times there are many things competing for our children's attention and most of them involve screens and technology so we want to fully embrace technology but use it to bring people to a healthy and wholesome activity in the process.

The combination of technology and gamification of soccer is what we believe will help finally bring America to the top table of the global soccer community and along the way allow children to access the level of development technically only seen in the top European clubs WITHOUT the extreme costs associated with much of youth sports in America.

If you're passionate about soccer, we proudly invite you to invest in the beautiful game, and our community, by investing in Top Bins.

For any questions, feel free to email me any time at: invest@topbins.soccer.